columbia square 555 thirteenth street, n.w. washington, dc 20004-1109 tel (202) 637-5600 fax (202) 637-5910 www.hhlaw.com
April 26, 2006
BY EDGAR AND HAND DELIVERY
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attn: Rebekah Toton

Re:	S1 Corporation Preliminary Proxy Statement filed April 11, 2006 (“Proxy Statement”) File No. 0-24931

Soliciting Materials filed pursuant to Rule 14a-12 on April 18, 2006 File No. 0-24931
Dear Ms. Toton:
     On behalf of S1 Corporation (the “Company”), we are forwarding for filing with the Securities and Exchange Commission a revised preliminary proxy statement (the “Revised Proxy Statement”). The Revised Proxy Statement reflects changes made in response to the staff’s letter of comment dated April 21, 2006 (the “Comment Letter”). A copy of the Revised Proxy Statement, which is marked to show changes from the filing of the Proxy Statement made with the Commission on April 11, 2006, will be hand delivered to the staff.
     The Company’s responses to the Comment Letter are set forth below, with each paragraph numbered to correspond to the numbered comment set forth in the washington, dc
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Ms. Rebekah Toton
April 26, 2006

Comment Letter. Capitalized terms used but not defined in this letter have the definitions set forth in the Revised Proxy Statement.
Preliminary Proxy Statement on Schedule 14A
Information Concerning Competing Solicitations, page 2
1.	Please ensure that you have disclosed all material information relating to your interactions with the Starboard Group. For example, you state that “On March 29, 2006, a representative of the Starboard Group sent a letter the company expressing the same views. . .” Describe the views to which you are comparing in your statement that the March 29th letter expressed the “same views.”

Response: The Company has revised the disclosure to respond to the staff’s comment. Please see revised disclosure on page 3 of the Revised Proxy Statement.

2.	Given that the Starboard Group owns approximately 9% of the outstanding common stock of S1 and is presenting alternative proposals, provide a basis for your statement that “the long term best interest of all shareholders would be served by executing on the current business plan.”

Response: The Company has revised the disclosure to respond to the staff’s comment. Please see revised disclosure on page 3 of the Revised Proxy Statement.

3.	Explain why you believe Starboard’s proposals were made “in furtherance of Starboard Group’s self interests to give itself control of [S1].” A reasonable factual basis must exist for each assertion of opinion or belief that you make and support for opinions or beliefs should be self-evident, disclosed in the materials or provided to the staff on a supplemental basis.

Response: The Company has revised the disclosure to respond to the staff’s comment. Please see revised disclosure on page 3 of the Revised Proxy Statement.

4.	We note your statement that “Starboard’s proposed bylaw amendment to permit stockholders holding at least one-tenth of the company’s outstanding stock to call special meetings is designed to enable a minority shareholder like

Ms. Rebekah Toton
April 26, 2006

Starboard to call special meetings impose substantial administrative and financial burdens on the company, significantly disrupt the conduct of the company’s business and take control over your company.” This appears inconsistent with your earlier disclosure that the Starboard Group reports that they are the beneficial owners of only 8.54% of the outstanding common stock of S1. Please revise to remove the implication that Starboard will directly benefit immediately from their proposed bylaw amendment or provide a basis for this statement.

Response: The Company has revised the disclosure to respond to the staff’s comment. Please see revised disclosure on page 3 of the Revised Proxy Statement.

5.	We note your statement that “the current bylaw provisions are appropriate corporate governance provisions for a company of our size.” Disclose that commentators and corporate governance experts disagree on the propriety and utility of the provisions to which you refer and discuss the fact that such provisions may nevertheless be aligned with security holder interest.

Response: The Company has revised the disclosure to respond to the staff’s comment. Please see revised disclosure on page 3 of the Revised Proxy Statement.
Proposal 1 — Election of Directors, page 4
6.	Disclose whether each of your nominees has consented to being named in your proxy statement and to serve if elected. See Rule 14a-4(d).

Response: The Company has revised the disclosure to respond to the staff’s comment. Please see revised disclosure on page 4 of the Revised Proxy Statement.
Executive Compensation and Other Information, page 11
7.	Please tell us whether the information required by Item 402 of Regulation S-K should be provided for Messrs Dreyer and Stone. In this regard, we note Mr. Dreyer only joined the company in October 2005, but it appears that Mr. Stone has been an employee since June 2004. If such disclosure would have been provided pursuant to Item 402(a)(3)(ii) but for the fact that the individual was not serving as an executive officer at the end of your last completed fiscal year, revise to provide such disclosure pursuant to Item 402(a)(3)(iii).

Ms. Rebekah Toton
April 26, 2006

Response: The Company does not believe the information required by Item 402 of Regulation S-K needs to be provided for Messrs. Dreyer and Stone since neither individual served as an executive officer of the Company during fiscal year 2005. As disclosed on page 6 of the Revised Proxy Statement, each of Messrs Dreyer and Stone became executive officers of the Company during fiscal year 2006. In addition, insofar as Item 402(a)(3)(ii) is concerned, the Company believes this item only requires disclosure of compensation for individuals who actually served as an executive officer during the last completed fiscal year, but who were not serving as such as of the end of the last fiscal year.
Compensation Committee Report on Executive Compensation, page 15
8.	Revise to disclose the specific relationship of corporate performance to executive compensation. See Item 402(k)(1). In this regard, your current disclosure states that “the qualifications and experience of the persons concerned, the size of the company and the complexity of its operation, the financial condition, including revenues, the compensation paid to other persons employed by the company and the compensation paid to persons having similar duties and responsibilities in the technology industry were considered” in determining executive compensation. Please revise to remove boilerplate language in describing factors and criteria underlying awards or payments of executive compensation.

Response: The Company has revised the disclosure to respond to the staff’s comment. Please see revised disclosure on page 15 of the Revised Proxy Statement.

9.	Revise to discuss the Compensation Committee’s bases for your CEO’s compensation reported for the last fiscal year. You state that your CEO’s compensation is based primarily upon his “experience, responsibilities, demonstrated leadership ability, overall effectiveness and competitive compensation information.” Revise to disclose in detail the factors and criteria upon which his compensation was based. Include a specific discussion of the relationship of your performance to his compensation for the last fiscal year, describing each measure of your performance, whether

Ms. Rebekah Toton
April 26, 2006

qualitative or quantitative, on which Mr. Mahan’s compensation was based. In this regard, we note that revenues were down from fiscal 2004 and the high and low prices per share of your common stock as reported on the Nasdaq National Market had decreased by approximately 50% from fourth quarter 2004 to fourth quarter 2005.

Response: The Company has revised the disclosure to respond to the staff’s comment. Please see revised disclosure on page 16 of the Revised Proxy Statement.
Transactions with Management, page 17
10.	Revise to state the material terms of the new agreement signed February 1, 2006, between you and Yodlee, Inc.

Response: Response: The Company has revised the disclosure to respond to the staff’s comment. Please see revised disclosure on page 17 of the Revised Proxy Statement.
Appendix A — Information Concerning Participants in the Solicitation of Proxies by S1 Corporation, page A-1
11.	Please delete the ambiguous statement that S1’s directors and certain of its officers and employees “may be deemed” participants. Instead, explicitly identify all participants in the solicitation. Refer to Instruction 3 to Item 4 of Schedule 14A.

Response: The Company has revised the disclosure to respond to the staff’s comment. Please see revised disclosure on page A-1 of the Revised Proxy Statement.
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     If you have any questions or would like further information concerning the foregoing, please do not hesitate to call me (202-637-8575) or Amit Saluja (212-918-3566). Thank you for your assistance.

Ms. Rebekah Toton
April 26, 2006

Sincerely,
/s/ Stuart G. Stein
Stuart G. Stein
Attachments

cc:	Richard P. Dobb S1 Corporation